FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Issued: Thursday, March 19, 2009, London UK

GlaxoSmithKline Announces Sale of Shares in Quest Diagnostics Inc.

GlaxoSmithKline plc (the “Group”) announces today that it has sold 5,749,157 shares of common stock, par value of $0.01 per share (the “Shares”), of Quest Diagnostics Inc. (“Quest”).

The sale of the Shares was achieved partly through market sales under Rule 144 of the U.S. Securities Act of 1933, and, partly through a sale directly to Quest. Details of these transactions are provided below.

During the period 17th March to 19th March 2009, 1,237,500 Quest shares were sold in the market, as follows:

Date	Number of Shares	Aggregate Price	Average Price
17 th March 2009	500,000	$22,749,150	$45.50
18 th March 2009	500,000	$22,852,050	$45.70
19 th March 2009	237,500	$10,541,960	$44.39
Total	1,237,500	$56,143,160	$45.37

In addition to the market sales detailed above, on 19th March 2009, 4,511,657 Quest shares were sold back to Quest for $44.33 per share, for an aggregate price of approximately $200 million.

The Shares were sold as part of a gradual reduction in the Group’s holding and to take advantage of Quest's recently expanded share repurchase programme. The Group originally acquired the Shares following the sale of the Group’s clinical laboratories business to Quest in 1999.

Following the sale of the Shares, the Group holds 30,755,151 shares of common stock in Quest, being approximately 16.5% of the issued share capital of Quest, with a market value of approximately $1.36 billion.

S M Bicknell
Company Secretary

19 March 2009

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2008.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 20, 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc